UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number ____________________

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Terex Corporation and Affiliates’ 401(k) Retirement Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Terex Corporation
200 Nyala Farm Road
Westport, Connecticut  06880

TEREX CORPORATION AND AFFILIATES’
401(k) RETIREMENT SAVINGS PLAN

* Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of
Terex Corporation and Affiliates’ 401(k) Retirement Savings Plan

We have audited the accompanying Statements of Net Assets Available for Benefits of the Terex Corporation and Affiliates’ 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2016.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules of delinquent participant contributions for the year ended December 31, 2016 and assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Mayer Hoffman McCann P.C.
Plymouth Meeting, Pennsylvania
June 15, 2017

TEREX CORPORATION AND AFFILIATES’ 401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2016	2015
ASSETS
Cash	$100,000	$—
Investments at fair value (see Notes 3 & 4)	470,310,142	430,817,682
Receivables:
Notes receivable from participants	16,335,031	15,886,056
Settlement receivable	—	1,577,802
Employer contributions	464,564	696,628
Participants’ contributions	30,804	—
Other	45,373	38,102
Total receivables	16,875,772	18,198,588
TOTAL ASSETS	487,285,914	449,016,270
LIABILITIES
Other	—	38,232
NET ASSETS AVAILABLE FOR BENEFITS	$487,285,914	$448,978,038

The accompanying notes are an integral part of these financial statements.

TEREX CORPORATION AND AFFILIATES’ 401(k) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2016
ADDITIONS:
Net appreciation in fair value of investments	$35,870,072
Interest and dividends from investments	14,656,290
Interest from participants’ notes receivable	695,545
Participant contributions	24,066,316
Employer contributions	15,977,730
Rollover contributions	1,981,963
Total additions	93,247,916

DEDUCTIONS:
Benefits paid to participants	(54,798,727)
Administrative fees, net	(141,313)
Total deductions	(54,940,040)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	38,307,876

NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	448,978,038

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$487,285,914

The accompanying notes are an integral part of these financial statements.

TEREX CORPORATION AND AFFILIATES’ 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

The following description of the Terex Corporation and Affiliates’ 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Employees covered by the Plan (“Participants" or "Participant”) should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan that covers certain salaried and hourly employees of Terex Corporation and its subsidiaries (the “Company”) meeting minimum eligibility requirements (“Eligible Employees”). The investments of the Plan are held in a trust account by Fidelity Management Trust Company (“Fidelity”), the trustee of the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

A committee, consisting of at least three members appointed by the Company’s Board of Directors, administers the benefit structure of the Plan (“Administrative Committee”). The Administrative Committee is considered the plan administrator for purposes of ERISA.

Participant Eligibility – Eligible Employees may begin participation on the first day of the month following their hiring, with the exception of Powerscreen USA, LLC d/b/a Simplicity Engineering, Inc.'s (“Simplicity”) Participants who are subject to collective bargaining agreements, who are eligible to participate in the Plan after 120 days of service.

Contributions – Participants may contribute a maximum of 80% of their compensation to the Plan in any combination of pre-tax, Roth or post-tax contributions. The maximum pre-tax and Roth contributions permitted under Internal Revenue Service (“IRS”) regulations in 2016 was $18,000. Participants age 50 and older can elect to make additional pre-tax and Roth contributions (“catch-up contributions”) up to the limits prescribed by IRS regulations. These additional catch-up contributions are not eligible for matching Company contributions and the maximum catch-up contributions permitted by IRS regulations in 2016 was $6,000.

The Company provides safe harbor matching contributions of 100% of Participant contributions to the Plan up to a maximum of 5% of their compensation.
The Company may make, at its sole discretion, supplementary contributions.

Contributions (excluding catch-up contributions) are limited in that the sum of: a) total Company contributions; b) total Participant pre-tax contributions; c) total Participant Roth contributions and d) total Participant post-tax contributions, cannot exceed the lesser of: i) $53,000 or ii) 100% of the Participant’s total compensation for the year. Participants are able to direct both Participant and Company contributions and redistribute accumulated contributions and earnings between investment alternatives.

For any plan year in which a Participant may make both pre-tax and Roth elective contributions, distribution of excess deferrals shall be made from the pre-tax elective contributions before the Roth elective contributions to the extent such type of elective contributions were made for the year, unless the Participant specifies otherwise.

All employees under the Plan are subject to automatic enrollment for Participant pre-tax contributions equal to 2% of their compensation. Participants may elect to opt out of automatic enrollment. The Plan provides for automatic elective contribution notices.

Vesting – Participants are fully vested immediately in their voluntary contributions and all Company safe harbor matching contributions, plus any actual earnings thereon.

Forfeitures – Nonvested (prior to safe harbor matching provisions) Company contributions of Participants who have separated from the Company become forfeitures and are held in a separate account and may be used to reduce future Company contributions or to pay the Plan’s administrative fees. However, Participants who return to service within five years from their separation date will be entitled to continue vesting in the Company contributions which were previously forfeited. At December 31, 2016 and 2015, respectively, forfeited nonvested accounts totaled $54,083 and $147,479. These accounts will be used to offset future Company contributions or pay the Plan’s administrative fees. During the year ended December 31, 2016, $86,574 of the forfeiture account was used to offset/adjust Company contributions or for payment of the Plan’s expenses.

Participant Accounts – Each Participant’s account is credited with the Participant's contributions and Company matching contributions, as well as an allocation of earnings (losses) from the respective investment funds. A Participant’s contributions and related Company matching contributions are used to purchase shares in the various investment alternatives. The value of and the earnings credited to a Participant’s account are based on the proportionate number of shares owned by the Participant and the fair value of the investment on the valuation date. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits – Upon retirement, disability or death, the entire balance of the Participant’s account becomes payable to the Participant or designated beneficiary(ies). Upon any other termination of employment, the Participant receives the entire balance of his/her account; however, if the balance of the Participant’s account is greater than $5,000 the Participant can elect to keep the investments in the Plan. Withdrawals are also permitted for financial hardship, basic Roth contributions, rollover and after-tax contributions, as defined in the Plan document, or upon attainment of age 59-1/2.

In the event the Participant does not direct the distribution, the Administrative Committee is allowed to designate an individual retirement plan for a mandatory distribution greater than $1,000. For amounts less than $1,000 a distribution is made to the Participant.

Notes Receivable from Participants – Participants may obtain loans between $1,000 and an amount up to the lesser of $50,000 or 50% of the vested portion of their account balance, subject to the discretion of the plan administrator and certain other restrictions. Terms of all loans are established by the Administrative Committee. As of December 31, 2016, interest rates on Participant loans ranged from 4.25% to 9.00% with maturities at various dates through 2031.

Participant-directed Investments – All assets of the Plan are Participant-directed investments. Participants have the option of directing their account balance to one or more different investment options. The investment options include various mutual funds, the Fidelity Managed Income Portfolio Class II common collective trust (the "Trust"), Terex Corporation common stock or a self-directed brokerage account. If a Participant does not elect an investment option in which to invest their deferrals, the Plan will invest their contributions in a Qualified Default Investment Alternative.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared on the accrual basis of accounting.

Expenses – Fees and expenses related to administering the Plan are generally paid by the Company. Investment management fees and loan administration fees are paid by Participants. The trust agreement between the Plan and Fidelity includes a Revenue Credit Program. Under this program, in situations where Fidelity earns record keeping fees in excess of the agreed-upon compensation, Fidelity is required to remit those excess fees (“Revenue Credits”) to the Plan to be used to pay ERISA qualified expenses (See Note 7). Fidelity funds the Revenue Credits quarterly in arrears, generally 15 days after quarter-end. The Plan recorded Other receivables of $45,373 and $38,102 related to Revenue Credits at December 31, 2016 and 2015, respectively.

Payment of Benefits – Benefits are recorded when paid.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment income and expenses during the reporting period. Actual results could differ significantly from those estimates.

Investment Valuation and Income Recognition – The Plan’s investments in mutual funds, self-directed brokerage accounts, Terex Corporation common stock and the Trust are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of the Trust is recorded as contract value. The Administrative Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers and trustee (see Note 3). Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Net appreciation/(depreciation) in the aggregate fair value of investments is comprised of all realized and unrealized gains and losses during the year. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants – Notes receivable from Participants are measured at their unpaid principal balance plus accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent Participant loans are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2016 or 2015.

Unit Values – Individual Participant accounts in the Trust described below are maintained on a unit value basis. Participants do not have beneficial ownership in the specific underlying securities or other assets in the Trust, but do have an interest therein represented by units valued daily. The funds in the Trust earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawals from each fund within the Trust are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the Participants’ accounts are charged or credited with the number of units properly attributable to each Participant.

3. FAIR VALUE MEASUREMENT

The Plan performs fair value measurements in accordance with Financial Accounting Standards Board issued Accounting Standards Codification (“ASC”) 820, “Fair Value Measurement and Disclosure” (“ASC 820”), which defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Determining which category an asset or liability falls within this hierarchy requires judgment. ASC 820 establishes three levels of inputs that may be used to measure fair value:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).
The Plan’s valuation methodology used to measure the fair value of common stock and mutual funds was derived from quoted market prices as all of these instruments have active markets. The Trust is valued at net asset value ("NAV") which is the contract value reported by the Trust and is not included in the fair value hierarchy.

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2016 (Level 1 is defined above):

	12/31/2016	Level 1
Investments at fair value:
Mutual Funds	$392,772,315	$392,772,315
Self-directed - Fidelity Brokerage Link	2,687,993	2,687,993
Terex Corporation Common Stock	50,302,552	50,302,552
Total investments measured in the fair value hierarchy	445,762,860	$445,762,860

Investments measured at NAV:
Common collective trust	24,547,282
Total investments at fair value	$470,310,142

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2015 (Level 1 is defined above):

	12/31/2015	Level 1
Investments at fair value:
Mutual Funds	$369,519,174	$369,519,174
Self-directed - Fidelity Brokerage Link	2,111,120	2,111,120
Terex Corporation Common Stock	35,774,161	35,774,161
Total investments measured in the fair value hierarchy	407,404,455	$407,404,455

Investments measured at NAV:
Common collective trust	23,413,227
Total investments at fair value	$430,817,682

4. INVESTMENTS MEASURED AT NAV

The Plan has an interest in the Trust. The Trust is a stable value fund that is an open-end commingled pool dedicated exclusively to the management of assets of defined contribution plans. The Trust is valued using NAV provided by the trustee in order to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. Were the Plan to initiate a full redemption of the Trust, the trustee reserves the right to temporarily delay withdrawal from the Trust in order to ensure that securities liquidations will be carried out in an orderly business manner. The Trust has no unfunded commitments, other redemption restrictions, or redemption notice periods.

5. RISKS AND UNCERTAINTIES

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

For details on risks facing the Company, see Item 1A in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016.

6. CONTINGENCIES

A consolidated complaint in an ERISA lawsuit was filed in the United States District Court, District of Connecticut on September 20, 2010, is entitled In Re Terex Corp. ERISA Litigation and alleged that there were breaches of fiduciary duties and of ERISA disclosure requirements. In November 2015, the Company settled this lawsuit for $2.5 million, which was funded by insurance. Proceeds of approximately $1.6 million, after deduction of legal fees, were allocated to the accounts of the putative class Participants when received in the first quarter of 2016.

7. PARTY-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by Fidelity. In addition to serving as trustee, Fidelity also serves as custodian and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity for the investment management services and loan administration and other record keeping services were $234,233 for the year ended December 31, 2016. Fees paid for legal and consulting services were $29,998 for the year ended December 31, 2016. In addition, transactions in common stock and notes receivable from Participants qualify as party-in-interest transactions. During 2016, the Plan recorded $122,918 in Revenue Credits (see Note 2), which resulted in the plan showing net administrative expenses for the year of $141,313.

8. INCOME TAX STATUS

The Plan received a determination letter, dated June 26, 2012, in which the IRS stated that the Plan, as amended and restated on January 24, 2012, met the qualification requirements of Sections 401(c) and 401(k) of the Internal Revenue Code and that the Plan is exempt from Federal income taxation. The Plan has been amended subsequent to receiving the determination letter. The plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRS.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

9. TERMINATION OF THE PLAN

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that such discontinuance results in the complete or partial termination of the Plan, the balance in each Participant’s account will be distributed as directed by the trustee.

TEREX CORPORATION AND AFFILIATES'                     EIN #34-1531521
401(k) RETIREMENT SAVINGS PLAN                         Plan #004

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

	Participant Contributions Transferred Late to the Plan	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under Voluntary Fiduciary Correction Program (VFCP) And Prohibited Transaction Exemption 2002-51
	Check Here If Late Participant Loan Repayments Are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP

Year Ended December 31, 2016			$ 27,390

TEREX CORPORATION AND AFFILIATES' EIN #34-1531521 401(k) RETIREMENT SAVINGS PLAN Plan #004 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2016

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
	Investments:
	Mutual Funds:
	The Hartford International Opportunites Fund	Mutual Fund	(1)	$6,110,440
	John Hancock Disciplined Value Mid Cap	Mutual Fund	(1)	13,049,992
	MFS Value Fund	Mutual Fund	(1)	12,565,229
	PIMCO Total Return Institutional	Mutual Fund	(1)	10,637,963
	PIMCO Real Return Asset Institutional	Mutual Fund	(1)	3,644,128
	Glenmede Small Cap Equity IS	Mutual Fund	(1)	8,686,614
	Goldman Sachs High Yield	Mutual Fund	(1)	4,332,236
*	Fidelity US Bond Index Fund	Mutual Fund	(1)	2,275,993
*	Fidelity Extended Market Index Fund	Mutual Fund	(1)	3,495,233
*	Fidelity 500 Index Fund	Mutual Fund	(1)	26,651,531
*	Fidelity International Index Fund	Mutual Fund	(1)	1,706,895
*	Fidelity Contrafund	Mutual Fund	(1)	33,235,707
*	Fidelity Growth Company Fund	Mutual Fund	(1)	38,996,493
*	Fidelity Balanced Fund	Mutual Fund	(1)	16,027,046
*	Fidelity Low Priced Stock Fund	Mutual Fund	(1)	25,619,989
*	Fidelity Diversified International Fund	Mutual Fund	(1)	14,271,322
*	Fidelity Freedom Income Fund	Mutual Fund	(1)	5,551,440
*	Fidelity Freedom 2010 Fund	Mutual Fund	(1)	7,621,522
*	Fidelity Freedom 2015 Fund	Mutual Fund	(1)	2,356,796
*	Fidelity Freedom 2020 Fund	Mutual Fund	(1)	27,440,395
*	Fidelity Freedom 2025 Fund	Mutual Fund	(1)	11,263,951
*	Fidelity Freedom 2030 Fund	Mutual Fund	(1)	38,212,088
*	Fidelity Freedom 2035 Fund	Mutual Fund	(1)	7,611,442
*	Fidelity Freedom 2040 Fund	Mutual Fund	(1)	22,365,469
*	Fidelity Freedom 2045 Fund	Mutual Fund	(1)	4,995,923
*	Fidelity Freedom 2050 Fund	Mutual Fund	(1)	15,324,173
*	Fidelity Freedom 2055 Fund	Mutual Fund	(1)	4,757,669
*	Fidelity Freedom 2060 Fund	Mutual Fund	(1)	562,025
*	Fidelity Institutional Money Market Government Portfolio	Mutual Fund	(1)	23,402,611
		Subtotal Mutual Funds		392,772,315
	Self-directed:
*	Fidelity Brokerage Link	Various	(1)	2,687,993

	Common Stock:
*	Terex Corporation	Common Stock	(1)	50,302,552

(Continued on following page)

TEREX CORPORATION AND AFFILIATES' EIN #34-1531521 401(k) RETIREMENT SAVINGS PLAN Plan #004 SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2016 (Continued)

	Common Collective Trust:
*	Fidelity Managed Income Portfolio Class II	Common Collective Trust	(1)	24,547,282
		Subtotal Investments		470,310,142
	Loans:
*	Notes Receivable from Participants	Interest rates ranging from 4.25% to 9.00% with maturities at various dates through 2031	—	16,335,031
	Cash:
*	Self-directed Fidelity Brokerage Link	Cash	—	100,000
		Total		$486,745,173

* Denotes a party-in-interest to the Plan.

(1) Cost information is not required for Participant-directed funds.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Terex Corporation and Affiliates’ 401(k) Retirement Savings Plan Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Terex Corporation and Affiliates’
401(k) Retirement Savings Plan

Date:	June 15, 2017	/s/ Robert K. Brown
By: Robert K. Brown
Vice President, Compensation & Benefits
Terex Corporation